File number 82 - 524

02 DEC 17 AM 9:55

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 60[redacted]

02060880

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

6 December 2002

SUPPL

Dear Sir

82-34640

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 22nd October 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

6th December 2002 Further re Convertible Bond

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enc.

dw 1/9

LSE / SecExch: SecExch 061202

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Further re Convertible Bond
Released	12:50 6 Dec 2002
Number	7777E

Not for distribution in or into the United States, Canada and Australia

FOR IMMEDIATE RELEASE

6 DECEMBER 2002

Friends Provident plc ("Friends Provident" or the "Company")

Exercise of Over-Allotment Option

Further to the announcement of 5 December 2002 regarding the completion of a convertible bond issue by Friends Provident, the Company is pleased to announce that Merrill Lynch International has today exercised the over allotment option of £45 million principal amount of the Bonds. Following the exercise of this option the size of the convertible bond issue is £290 million.

For further information please contact:

Friends Provident plc	01306 654 483
Di Skidmore	
Merrill Lynch International	020 7628 1000
Matthew Greenburgh	
Rupert Hume-Kendall	

STABILISATION/FSA

This press release has been issued by Friends Provident plc and is directed in the United Kingdom exclusively at persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. Any investment or investment activity to which this press release relates will be engaged in only with such persons. Persons who do not have professional experience in matters relating to investments should not rely on any information provided in this press release. The information in this press release is not to be considered to constitute any advice or recommendation with respect to such investments or other financial instruments. Merrill Lynch International is acting for Friends Provident plc and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered nor sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the Securities Act) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

Not for distribution in or into the United States, Canada, Japan and Australia.

END

Close

Next ▸